

DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop: 3561

December 3, 2015

<u>Via E-Mail</u>
Mr. Aviv Boim
Chief Executive Officer
Tikcro Technologies Ltd.
POB 87
Hadera 3810002, Israel

> **Re:** **Tikcro Technologies Ltd**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 000-30820**

Dear Mr. Boim:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2014</u>

<u>Item 15. Controls and Procedures, page 61</u>

1. On May 14, 2013, Committee of Sponsoring Organizations ("COSO") issued an updated Internal Control – Integrated Framework (the "2013 COSO Framework") Please tell us whether you utilized the 2013 COSO Framework or the previous framework (the 1992 COSO Framework) in your assessment of internal controls over financial reporting. In addition, please confirm that you will revise your future filings to include a report that identifies the version of the COSO Integrated Framework you utilized in your assessment of internal control over financial reporting. Please refer to the guidance in Item 308(a)(2) of Regulation S-K.

Item 18. Financial Statements, page 64

2.   We note your disclosure here and in Item 19 footnote (f) to Exhibit 15.1 on page 66 that the financial statements required by this item have been incorporated by reference from a Form 6-K you furnished on April 14, 2015. Financial statements are required to be <u>filed</u> as an exhibit. Please refer to the guidance in Rule 12b-23(3), Rule 12b-36 and Rule 303(b) of Regulation S-T. Information submitted on a Form 6-K is considered to be "furnished" and not "filed." Please refer to the guidance in Rule 13a-16(c) and General Instruction B to Form 6-K. Please amend your Form 20-F to file the required financial statements and the related auditor's consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining